THIS AGREEMENT made as of the ____ day of ___ ___, 2001 and effective as of the 2nd day of April 2001.

BETWEEN:

Zi CORPORATION, a body corporate, incorporated under the laws of the Alberta (hereinafter called the “Corporation”)

-	and -

DALE KEARNS, an individual residing in Aurora, Ontario (hereinafter called “Employee”)

EMPLOYMENT AGREEMENT

WHEREAS:

A.  the Corporation is desirous of engaging the management services and expertise of the Employee upon the terms, conditions and for the considerations as hereinafter set forth; and

B.  the parties desire to enter into this Agreement to set forth their respective rights and obligations.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, the mutual covenants and agreements herein contained and other good and valuable consideration, the parties hereto mutually covenant and agree as set forth herein.

ARTICLE 1.
CONTRACT FOR SERVICES

1.01  Subject to the earlier termination of this Agreement as hereinafter provided and subject to the condition precedent set forth in paragraph 2.02 hereof, the Corporation hereby agrees to the services of the Employee on a full-time basis to provide services to the Corporation and its affiliates in accordance with the terms and provisions hereof.

1.02  The Employee shall be responsible for and shall have such authority as is ordinarily consistent with the position of Chief Financial Officer of the Corporation, with full power and authority to supervise and manage the business and affairs of the Corporation and such other matters as the directors may authorize from time to time except such matters and duties as by law must be transacted or performed by the board of directors and/or the shareholders of the Corporation. All such authority of the Employee shall be subject to the power, direction and control of the board of directors of the Corporation.

1.03  Without limiting the generality of section 1.02 hereof, the Employee’s services hereunder shall be provided on the basis of the following terms and conditions:

(a)	the Employee’s title shall be Chief Financial Officer of the Corporation reporting to the Chairman and Chief Executive Officer of the Corporation;

(b)
the Employee shall faithfully, honestly and diligently serve the Corporation and cooperate with the Corporation and utilize professional skill and care to ensure that all services rendered hereunder are to the satisfaction of the Corporation, acting reasonably, and shall provide any other services not specifically mentioned herein, but which by reason of his capability he knows or ought to know to be necessary to ensure that the best interests of the Corporation are maintained;

(c)
the Employee shall assume, implement and execute such duties, directions responsibilities, procedures, policies and lawful orders as may be determined or given by the board of directors and/or the Chief Executive Officer of the Corporation;

(d)	the Employee shall perform such duties and may exercise such powers as may from time to time be assigned to or vested in him by the by-laws of the Corporation; and

(e)
the Employee will, when it is deemed by the Corporation to be beneficial, join in or participate with organizations, clubs, associations or groups that may provide good business contacts and learning facilities for the benefit of the Corporation provided, however, that the Corporation shall reimburse the Employee for all reasonable expenses incurred in connection therewith.

1.04  Subject to the terms of the Confidentiality and Non-Competition Agreement appended hereto as Appendix A, the Employee agrees to devote his full time and attention and use his best efforts to further the business and interests of the Corporation during the period of this Agreement to the exclusion of all other employment, business opportunities, consulting, or contracting.

1.05  It is acknowledged and agreed between the parties hereto that the services to be provided by the Employee hereunder are of such a nature that regular business hours may be impossible and that the Employee may be required to perform services in excess of eight hours per day or five days per week. It is also anticipated that there will be certain evenings, Sundays and holidays during which the Employee may be required to provide services and that the services to be provided by the Employee are, inter alia, of a supervisory nature. The Employee therefore agrees that the consideration herein set forth shall be in full and complete satisfaction for his work and services to be provided hereunder, no matter when and how performed and the Employee releases the Corporation from any additional pay or compensation, whatsoever which he might have by reason of any existing or future legislation or otherwise.

1.06  The services to be carried out and performed by the Employee shall be initially carried out and performed in the City of Calgary, or such other places as may be mutually agreed between the Employee and the Corporation.

1.07  The Corporation acknowledges that it has reviewed the qualifications and experience of the Employee herein and formed the opinion that the Employee is capable of carrying out the duties as set forth herein.

ARTICLE 2.
TERM OF CONTRACT

2.01  Subject to section 2.02 hereof and to termination pursuant Article 9 herein, the term of this Agreement shall commence effective as of April 2, 2001.

2.02  Notwithstanding anything else provided in this Agreement (except as provided in Section 3.04), this Agreement shall be conditional upon the completion by the Employee of a three-month probationary period, satisfactory to the Corporation, acting reasonably. The probation period shall terminate effective July 2, 2001. The Corporation agrees to and shall advise the Employee on or before July 2, 2001 as to whether such probationary period has been satisfactorily completed.

ARTICLE 3.
COMPENSATION

3.01  In consideration of the services to be provided by the Employee to the Corporation pursuant to Article 1 hereof, but subject to regulatory approval, the Corporation shall pay to the Employee a base salary of CDN$180,000 dollars per annum which is payable in bi-monthly on the 15th and last day of each calendar month together with such increments as the board of directors of the Corporation, in their sole discretion, may from time to time determine.

3.02   The Employee shall be reimbursed for all reasonable expenses incurred by him in or about the execution of his services hereunder, including living expenses while absent from his city of residence, travel and meeting/entertainment expenses. All such expenses shall be verified by statements, receipts or other reasonable evidence satisfactory to the Corporation.

3.03  Subject to regulatory approval, the Employee shall be granted 60,000 options in the Corporation. The exercise price for such options shall be based on the market price of the Corporation’s shares as of the date of grant. The options will vest as follows: 15,000 options to vest six (6) months from date of grant, 15,000 options to vest twelve (12) months from date of grant, 15,000 options to vest twenty-four (24) months from date of grant, and 15,000 options to vest 30 months from date of grant. Date of grant is the first day of employment.

3.04  The Employee shall be entitled to participate in all medical, dental and other health care, life insurance, group accident, long term disability, savings, profit sharing, share option, share purchase and any other benefit plans of whatsoever nature which the Corporation may provide from time to time, as of the effective date of this agreement.

3.05  The Employee may be granted an annual bonus of up to 40% of base salary based on performance against mutually agreed to milestones and payable in cash or stock options from time to time, as shall be determined in the sole discretion of the board of directors. Any bonus granted hereunder shall be paid annually after the fiscal year end results have been finalized.

3.06  The Corporation shall be entitled to withhold and remit from such amounts payable hereunder as is required by law from time to time.

ARTICLE 4.
REVIEW OF COMPENSATION

4.01  The remuneration payable pursuant to section 3.01 hereof shall be reviewed annually by the board of directors of the Corporation on or before the anniversary date hereof, at which time the board of directors shall consider such matters as it may consider relevant and shall determine, in its absolute discretion, whether to increase the annual remuneration payable by the Corporation to the Employee hereunder, provided always however, that the remuneration payable to the Employee pursuant to Article 3 hereof shall not, as a result of such review, be reduced.

ARTICLE 5.
INCAPACITY

5.01  The Employee shall be entitled to reasonable time from his services, without loss of compensation, due to sickness or illness or other incapacity.

5.02  In the event the Employee is insured either personally or through the Corporation or through a group plan provided by the Corporation for loss of income as a result of disability and the Employee receives compensation or disability income pursuant thereto, then the amount of remuneration which the Employee is otherwise entitled to receive hereunder during the period of illness or incapacity shall be reduced by the amount of compensation or disability income paid by such insurer to the Employee and the Employee covenants and agrees that he shall immediately advise the Corporation from time to time of the receipt of any such disability income paid by such insurer to the Employee.

ARTICLE 6.
CONFIDENTIALITY AND NON-COMPETITION

6.01  The Employee covenants and agrees to enter into a Confidentiality and Non-Competition Agreement substantially in the form appended hereto as Schedule A.

ARTICLE 7.
VACATION

7.01  During the term hereof, the Employee shall be entitled to not less than three (3) weeks paid vacation in each calendar year hereof or such other period as shall be determined by the board of directors.

ARTICLE 8.
NON-ASSIGNABILITY

8.01  This Agreement and all other rights, benefits, and privileges herein conferred are strictly applicable to the Employee, and accordingly may not be assigned by the Employee.

ARTICLE 9.
TERMINATION

9.01       This Agreement shall be terminated upon the occurrence of any one of the following events:

(a)	the death of the Employee, at which time the Corporation shall have no further obligation to the Employee under this Agreement other than to satisfy its obligations herein;

(b)	the Employee becoming bankrupt or making an assignment for the benefit of creditors in general, at which time the Corporation shall have no further obligation to the Employee under this Agreement;

(c)
during the first twelve months, ninety (90) days written notice by either of the Employee or the Company to the other of such party’s intention to terminate this Agreement. Alternatively, the Employer may pay the Employee the cash equivalent of three (3) months Base Salary in lieu of providing said ninety (90) days written notice;

(d)
incapacity due to illness, disability or injury to the Employee that renders the Employee unable to perform his duties for a period of longer than six consecutive months and, as of such date of termination, the Corporation shall have no further obligation to the Employee under this Agreement; or

(d)
termination of this Agreement without notice by the Corporation for cause, and as of such date of termination, the Corporation shall have no further obligation to the Employee under this Agreement (“cause” shall mean any of the following and without limiting its meaning at common law, material breach by the Employee of any of the covenants or terms of this Agreement and Schedule A hereto; the Employee's deliberate failure to perform adequately his employment duties; violation by the Employee of any Corporation policy that may be issued from time to time, including but not limited to policies concerning harassment and other workplace conduct; or the criminal conviction of the Employee).

9.02        In the event of:

(a)	A change of control of the Corporation (as such term is customarily used in the Securities Act (Alberta) ) through ownership of its common shares including a “take-over-bid” or an “issuer bid”;

(b)	A change in all or substantially all of the members of the board of directors of the Corporation; or

(c)	The Corporation merging, amalgamating or re-organizing with another corporation that is not an affiliate of the Corporation; or

(d)	The sale of all or substantially all of the assets or undertakings of the Corporation;

the Employee shall be given notice of such event or events and shall within 30 days after receipt of such notice, advise the Corporation in writing as to one of the following:

(e)	that he shall continue to remain in the services of the Corporation and the terms of this agreement shall remain in full force and effect; or

(f)	that he desires to terminate this agreement, in accordance with the provisions of paragraph 9.01(c) hereof.

9.03  If as a result of a merger, takeover, amalgamation, sale of all or substantially all of the assets, there is a change of control of the Corporation, all unvested share options shall be come fully vested.

ARTICLE 10.
NOTICES

10.01  All notice required or allowed to be given under this agreement shall be made either personally or by mailing same by prepaid registered post, addressed as hereinafter set forth or to such other address as may be designated from time to time by such party in writing, and any notice mailed as aforesaid shall be deemed to have been received by the addressees thereof on the fifth business day following the day of mailing:

                Zi CORPORATION    93A Industrial Parkway S
Suite 300, 500 - 4th Avenue S.W.  Aurora, Ontario
Calgary, Alberta     L4G 3V5
T2P 2V6     Attn: Dale Kearns

Any party may from time to time change its address for service hereunder by written notice to the other parties. Any notice may be served by hand delivery or by mailing same by prepaid, registered post, in a properly addressed envelope, addressed to the party to whom the notice is to be given at its address for service hereunder.

ARTICLE 11.
SEVERABILITY

11.01 Each provision of this Agreement is declared to constitute a separate and distinct covenant and to be severable from all other such separate and distinct covenants.

11.02 If any covenant or provision herein is determined to be void or unenforceable in whole or in part, it will not be deemed to affect or impair the enforceability or validity of any other covenant or provision of this agreement or any part thereof.

ARTICLE 12.
RELIEF

12.01  The parties to this Agreement recognize that a breach by the Employee of any of the covenants herein contained would result in damages to the Corporation and that the Corporation could not adequately be compensated for such damages by monetary award. Accordingly, the Employee agrees that in the event of any such breach, in addition to all other remedies available to the Corporation at law or in equity, the Corporation will be entitled as a matter of right to apply to a court of competent equitable jurisdiction for relief by way of restraining order, injunction decree or otherwise, as may be appropriate to ensure compliance with the provisions of this agreement.

ARTICLE 13.
WAIVER

13.01  The parties agree that all restrictions in this agreement are necessary and fundamental to the protection of the Corporation and are reasonable and valid, and all defences to the strict enforcement thereof by the Corporation are hereby waived by the Employee.

ARTICLE 14.
GENERAL

14.01  The parties hereto agree that they have expressed herein their entire understanding and agreement concerning the subject matter of this Agreement and it is expressly agreed that no implied covenant, condition, term or reservation or prior representation or warranty shall be read into this agreement relating to or concerning the subject matter hereof or any matter or operation provided for herein. In the event of a discrepancy between the agreement and the revised offer of employment dated March 27, 2001, (the “letter”) the terms of the letter will prevail.

14.02  The provisions of this agreement will enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representatives of the Employee and the successors and assigns of the Corporation respectively.

14.03  Wherever the singular or masculine or neuter is used in this agreement, the same shall be construed as meaning the plural or feminine or body politic or corporate and vice versa where the context of the parties hereto so require.

14.04  Time is of the essence hereof.

14.05  This Agreement shall be construed and interpreted in accordance with the laws of Alberta and Canada and each of the parties hereto hereby irrevocably attorns to the jurisdiction of such Courts.

14.06  The Employee acknowledges that he has had the opportunity to have his legal counsel review and participate in settling the terms of this Agreement.

ARTICLE 15.
INDEMNITY

15.01  The parties covenant and agree to enter into an Indemnity agreement substantially in the form appended herto as Schedule “B”.

IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the date and year first above written.

Zi CORPORATION

Date:	per:	/s/
Michael Lobsinger
Chairman & CEO

SIGNED, SEALED AND DELIVERED in
the presence of:

______________________________  ___________________________
Witness to the signature of the       Dale Kearns
Employee

AFFIDAVIT OF EXECUTION

Calgary        ) I, _________________
Alberta         ) _____________, in Calgary, Alberta
TO WIT:     ) _____________
MAKE OATH AND SAY:

1.  I WAS PERSONALLY present and did see DALE KEARNS, the Employee named in the within instrument, who is personally known to me to be the person named therein, duly sign and execute the same for the purposes named therein.

2.  THAT THE SAME was executed in ________________________, Calgary, Alberta and that I am the subscribing witness thereto.

3.  THAT I KNOW the said Employee, and he/she is, in my belief, of the full age of eighteen years.

SWORN BEFORE ME ________________,
in Calgary, Alberta _______________, this  )
this _____ day of ______________, 2001. )
)
)
)
_______________________________________   _____________________________
A Commissioner for Oaths / Notary Public in        Print Name of Witness Below:
Alberta.

AMENDING AGREEMENT DATED AS OF    , 2004

BETWEEN

ZI CORPORATION (the “Corporation”)
OF THE FIRST PART
- and -

DALE KEARNS (the “Employee”)
OF THE SECOND PART

WHEREAS:

A.        the Corporation and the Employee are parties to an Employment Agreement dated the 2nd day of April, 2001 (hereafter referred to as the “Employment Agreement”), a copy of which (unexecuted and without schedules) is annexed hereto as Schedule 1;

B.        it is in the best interest of the Corporation and the Employee to amend certain terms of the Employment Agreement in order to provide certainty in respect to the termination provisions in the Employment Agreement and to clarify or alter certain of those provisions;

C.         the Employee has had the opportunity to avail himself of legal advice respecting the matter referred to herein and is executing this agreement of his own free will and accord and with an understanding of its provisions, consequences and effect.

NOW THEREFORE, IN CONSIDERATION in consideration of the premises, the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereby agree as follows:

1. Except as specifically provided for herein, and as may be necessary to give force and effect to  the provisions of this Amending Agreement, the terms and conditions of the Employment  Agreement shall continue in full force and effect.

2. Article 1.03(a) of the Employment Agreement is hereby amended to provide as follows:

“the Employee’s title shall be Chief Financial Officer of the Corporation reporting to the Chief Executive Officer of the Corporation;

3. Article 9.01(c) of the Employment Agreement is hereby amended to provide as follows:

“The Corporation may terminate this Agreement for reasons other than those specified in Article 9.01(d) herein by providing written notice of termination to the Employee, in which event the  Corporation shall forthwith, and in any event within 10 days of  providing the said written notice, pay to the Employee the  following Termination Payment (less any statutory deductions  required by law):

(i)	an amount equivalent to twelve (12) months base salary;

(ii)
a further amount equivalent to 20% of the Employee’s annual base salary, representing the loss, dimunition, or deprivation of the benefits, perquisites and potential bonus provided to the Employee pursuant to Articles 3.04 and 3.05 herein; and

(iii)
the Termination Payment payable under this Article 9.01(c) shall not be reduced in any respect in the event that the Employee shall secure or shall not reasonably pursue alternative employment, consulting work for other remuneration following the termination of the Employee’s Employment.”

4.	Article 10.01 of the Employment Agreement shall be amended to provide that, henceforth until otherwise notified, Employee’s address for service is:

“P.O. Box 1150 Bragg Creek, Alberta T0L 0K0”

IN WITNESS WHEREOF the Corporation has executed this Agreement by its proper officers  acting in that capacity and the Employee has executed this Agreement, all as of    , 2004.

_________________           _____________
Witness                           DALE KEARNS

_________________
Name of Witness (Printed)

Per:     _________________

Per:     _________________
                        ZI CORPORATION

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